Exhibit 12.1

AbbVie, Inc.

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(dollars in millions)

	2013 Q1	2012	2011	2010	2009	2008

Earnings from continuing operations	$968	$5,275	$3,433	$4,178	$4,636	$4,058
Taxes on earnings from continuing operations	271	450	235	658	1,314	993
Amortization of capitalized interest, net of capitalized interest	1	—	—	—	—	—
Noncontrolling interest	—	—	—	—	—	—
Earnings from continuing operations as adjusted	$1,240	$5,725	$3,668	$4,836	$5,950	$5,051

Interest on long-term and short-term debt	72	104	—	—	—	—
Capitalized interest cost	2	—	—	—	—	—
Rental expense representative of an interest factor	6	38	28	27	24	21
Total fixed charges	80	142	28	27	24	21
Total adjusted earnings from continuing operations available for payment of fixed charges	$1,320	$5,867	$3,696	$4,863	$5,974	$5,072

Ratio of earnings from continuing operations to fixed charges	16.5	41.3	132.0	180.1	248.9	241.5